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March 31, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two press releases which have been published by the Company since our last submission of March 10, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative



Flughafen Wien Group:
Outstanding results announced for 2004.

The publicly traded Flughafen Wien AG was also able to record excellent results for 2004, with a further increase over the good turnover and earnings recorded for 2003. Turnover equalled € 398.3 million, EBIT reached € 102.5 million and profit for the year totalled € 71.7 million.

Income before interest and taxes rose 5.3% and profit for the year increased 1.2%.

These results will be announced today at 10.00 a.m. at a press conference in the Hotel Hilton Stadtpark Vienna.

Vienna International Airport:
Preliminary traffic data for March 2005

The dynamic traffic growth recorded in 2004 also continued into the first three months of 2005.

Preliminary data as of 28.3.2005 show the following results for march: passengers +9.7%, flight movements +5.5% and maximum take-off weight (MTOW) +8.6%.

This leads to the following preliminary figures for the first quarter of 2005: passengers +7.3%, flight movements +4.5% and maximum take-off weight (MTOW) +8.2%.

Detailed traffic results will be announced in a press release on 13 April.

Kind regards
Robert Dusek

Investor Relations
Vienna International Airport

Tel. +43 1 7007-23126
Fax + 43 1 7007-23058
e-mail: r.dusek@viennaairport.com
internet: http://www.viennaairport.com

Press Information

Flughafen Wien Group:

Outstanding results announced for 2004.

The publicly traded Flughafen Wien AG was also able to record excellent results for 2004, with a further increase over the good turnover and earnings recorded for 2003. Turnover equalled € 398.3 million, EBIT reached € 102.5 million and profit for the year totalled € 71.7 million.
Income before interest and taxes rose 5.3% and profit for the year increased 1.2%.
These results were announced by Herbert Kaufmann, member and speaker of the Management Board of Flughafen Wien AG, at a press conference in Vienna today.

The strong development of traffic was the primary driver for this growth, with the number of passengers rising 15.7% to a total of 14.8 million. Low-cost carriers have come to play an increasingly important role in the development of business. Their share of total passenger volume rose from 5.9% to 11.1% in 2004, which represents 44% of the newly generated traffic at Vienna International Airport.

Sound development was also recorded in traffic to Eastern Europe (+ 20.7%), the Far East (+26.0%), and Near East and Middle East (+62.5%) as well as transfers (share of transfers: 34.6%). This further strengthened the position of Vienna International Airport as an international hub.


VIE
Vienna
International
Airport

FILE NO. 82-3907

Vienna International Airport

	2004 in € mill.	2003 in € mill.	Change in %
Turnover			
Group	398.3	348.4	+14.3
Airport	186.3	162.7	+14.5
Handling	123.6	106.0	+16.7
Non-Aviation	88.0	79.4	+10.8
Operating income	**418.8**	**365.0**	**+14.7**
Operating expenses	**316.2**	**267.7**	**+18.1**
Income before interest and taxes (EBIT)			
Group	102.5	97.3	+5.3
Airport	78.3	75.2	+4.1
Handling	18.0	15.9	+12.7
Non-Aviation	30.3	25.6	+18.6
Profit before tax (EBT)	105.4	106.6	-1.1
Profit for the year	71.7	70.8	+1.2
Cash flow	194.4	150.4	+29.3

Passengers (in mill.)	14.8	12.8	+15.7
Transfer passengers (in mill.)	5.1	4.3	+18.0
Flight movements	224,809	197,089	+14.1
Maximum take-off weight (in mill. tonnes)	6.2	5.3	+18.6
Cargo (in 1000 tonnes)	209.6	173.3	+21.0

Results in Detail

The Flughafen Wien Group recorded a 14.3% increase in turnover to € 398.3 million for 2004 as the result of above-average growth in traffic.

The Airport Segment remained the largest business unit, generating 46.8% of Group turnover for the reporting year (2003: 46.7%). Revenues increased 14.5% to € 186.3 million, and were generated chiefly by landing, passenger and infrastructure tariffs.

Tariff reductions and incentives kept the increase in turnover below the rate of traffic growth, but were nonetheless an important factor for improving Vienna International Airport's competitive advantage. An attractive tariff policy and the high quality of airport services led to an increase of 24 new destinations and 11 new airlines in 2004.

The Handling Segment generated 31.0% of Group turnover for the reporting year. Revenues grew 16.7% to € 123.6 million following an increase in handling services (+13.9%) and cargo volume (+21.0%). The division's market share nearly matched the prior year level at 91.0% (2003: 91.2%). Higher turnover was recorded with all customer groups, whereby the share of handling activities with low-cost carriers showed above-average growth from 5% to roughly 8%.

The Non-Aviation Segment reported an increase of 10.8% in turnover to € 88.0 million, which represented 22.1% of Group revenues for the year. This growth was supported by higher demand for security services (+16.9%) as well as an increase in passenger-related sales such as gastronomy (+16.2%), shopping (+11.0%) and parking (+9.2%).

Earnings

Earnings before interest and tax (EBIT) rose 5.3% to € 102.5 million for 2004. The Airport Segment generated the largest share of Group earnings with € 78.3 million, followed by the Non-Aviation Segment with € 30.3 million and the Handling Segment with € 18.0 million. The growth in earnings remained somewhat below the increase in turnover because of a volume-based rise in expenses and the attractive tariff structure.

Operating expenses rose 18.1% to € 316.2 million, with the cost of materials and related services increasing 28.8% to € 26.5 million. This rise was the result of higher expenditure on de-icing materials due to the severe winter and additional expenses for lighting equipment and fuels.

Personnel expenses rose 15.5% to € 170.0 million. Wage and salary increases mandated by collective bargaining agreements, higher winter service costs and additional hiring were the main reasons for this increase.

The 11.9% rise in the number of employees to 3,264 was triggered by the strong growth in traffic as well as the introduction of hold baggage screening (HBS) and the founding of the wholly owned subsidiary Vienna Airport Infrastruktur Maintenance GmbH. Vienna International Airport was able to improve productivity per employee by 6.4% during the reporting year.

The amortisation of intangible assets and depreciation of tangible assets increased 6.5% to € 48.9 million following the opening of the Office Park and airport roadway system, new taxiways, the completion of further sections of the Cargo North facility and the purchase of miscellaneous equipment and assets.

Other operating expenses rose 31.2% to € 70.8 million, with maintenance expenditures representing the largest single component of these costs at € 21.5 million.

In order to slow the increase in operating costs, Vienna International Airport started a programme in July 2004 to improve productivity and efficiency (PEP) by optimising operational processes, and thereby realise lasting potential savings of € 8 million over the base year of 2003.

Financial results for the reporting year fell 68.6% to € 2.9 million. A € 5.3 million reversal to the revaluation reserve following the sale of fund shares, as well as a non-recurring write-up of € 1.6 million to the investment in Berlin-Brandenburg International m.b.H. (VIE-BBI) during the prior year were the main factors for this development.

Profit before tax (EBT) declined 1.1% to € 105.4 million. The effective tax rate for the reporting year was 32.0%, which represents a decrease from the prior year level of 33.4%. The reduction in the Austrian corporate tax rate from 34% to 25% as of 1 January 2005 led to a € 1.7 million decrease in deferred taxes, which was recognised to the income statement in 2004. Net profit rose 1.2% to € 71.7 million for the 2004 Business Year. Earnings per share increased to € 3.41 (2003: € 3.37).

Dividend

The 2004 Business Year closed with distributable profit of € 42,007,274.15. The Management Board of Flughafen Wien AG recommends payment of a € 2.00 dividend per share for a total distribution of € 42,000,000.–, and the carry forward of the remaining € 7,274.15.

Cash Flow

Net cash flow from operating activities rose 29.3% to € 194.4 million (2003: € 150.4 mill.). This development reflects an increase in liabilities and provisions, as well as nearly constant earnings. Cash outflows of € 186.3 million for investments in fixed assets were contrasted by cash inflows of € 2.6 million from investment allowances and € 3.7 million from the disposal of fixed assets. Net cash flow from investing activities increased by a total of 58.5% to € -179.9 million.

The absence of the prior year increase in short-term borrowings and a constant dividend payment led to a decline of 6.5% in net cash flow from financing activities to € -42.1 million.

Cash and cash equivalents declined € 27.7 million (2003: -€ 8.2 mill.). As a result of this decrease and non-cash credits of € 4.6 million to the revaluation reserve for current securities, cash and cash equivalents declined to € 108.0 million at year-end 2004 (2003: € 131.1 mill.).

Corporate Spending

Investments in tangible and intangible assets totalled € 185.3 million for 2004, which represents an increase of € 70.1 million compared to the previous year. Major investments in 2004 included the construction of the Office Park (€ 30.3 mill.), which provides space for airport departments and external tenants, as well as the new air traffic control tower (€ 15.9 mill.) that will be completed in mid-2005. This facility will be rented to Austro Control and also used by the airport's movement control staff. A total of € 16.4 million was spent to enlarge the northeast apron in 2004 and, after completion in 2005, the additional apron space required to accommodate the higher volume of traffic will be expanded by a sizeable amount. Other projects involved the installation of drainage equipment on Runway 16/34 (€ 10.4 mill.) and the expansion of the existing baggage handling facilities (€ 12.0 mill.). In addition, construction started on the Handling Centre West and Air Cargo Centre. Investments were also made in the expansion of the airport railway station (€ 11.7 mill.), renovation of the airport roadway system (€ 8.7 mill.) and planning for the VIE-Skylink Terminal (€ 7.3 mill.). Additional property was purchased at a cost of € 6.1 million. Diesel tractors, container carriers, large apron passenger buses, lifting platforms and other equipment for the Handling Segment were purchased for a total of € 9.9 million. Financial investments were made primarily to purchase securities for the legally required coverage of provisions for severance compensation and pensions.

Outlook

The Austrian economic research institute WIFO predicts real growth of 2.2% for 2005 and 2.3% for 2006. We expect this recovery will have a positive effect on the development of traffic at Vienna International Airport. Further impulses should also come from continued economic recovery in the new EU member states that are included in our catchment area.

Assuming economic conditions remain stable, Vienna International Airport expects an increase of 8% in the number of passengers, 5% in flight movements and 5% in maximum take-off weight for 2005.

Vienna International Airport has acquired new airline customers in China Airlines with three non-stop flights per week to Taipei and Maersk Airlines with 11 flights per week to Copenhagen. In addition, Qatar Airways has cancelled its connecting flight via Munich and now offers three non-stop flights per week from Vienna to Doha.

"A multi-stage, flexible expansion concept allows us to adapt our long-term expansion plans to match development with growth in passenger volume", added **Herbert Kaufmann**, member and speaker of the Management Board at the press conference. Major investments totalling € 854 million are planned from 2004 to 2008, with € 245 million designated for the realisation of projects in 2005.

In addition to the completion of the air traffic control tower in mid-2005, the most important projects for the coming year include the clearing of the construction site and preparatory measures for the VIE-Skylink Terminal (€ 47 mill.), the enlargement of the apron for the new General Aviation Centre (€13 mill.) and expansion of the Cargo Centre (€ 45 mill.) as well as construction of the Handling Centre West (€ 23 mill.) and General Aviation and VIP facilities (€ 13 mill.).

In order to minimise the impact of capacity limits during peak hours, 30 new check-in counters will be installed in the terminal area during the first quarter of the year. The enlargement of the baggage sorting centre will also be completed by the end of March 2005.

Subsequent Events

The dynamic traffic growth recorded in 2004 also continued into the first three months of 2005.

Preliminary data as of 28.3.2005 show the following results for march: passengers +9.7%, flight movements +5.5% and maximum take-off weight (MTOW) +8.6%.

This leads to the following preliminary figures for the first quarter of 2005: passengers +7.3%, flight movements +4.5% and maximum take-off weight (MTOW) +8.2%.

Detailed traffic results will be announced in a press release on 13 April.

For additional information contact: Hans Mayer (+43-1-)7007-23000
Investor Relations Robert Dusek: (+43-1-)7007-23126